Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Commission File No.: 333-152584

Date: August 26, 2008

This is the transcript of a video recording posted to the corporate website of Kinross Gold Corporation (“Kinross”) on August 25, 2008 relating to the offer by Kinross to purchase all of the outstanding common shares of Aurelian Resources Inc.

KINROSS-AURELIAN

00:00:00                [start]

00:00:01               This video recording does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form
F-8 which includes the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents, because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website.

00:00:04               In addition, this video recording includes certain forward-looking information, including with respect to the potential future value of the warrants to purchase Kinross Shares. Known and unknown factors could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information. Certain material factors and assumptions were applied in making the forward-looking statements. Additional information about the material factors that could cause actual results to differ materially and regarding the material factors and assumptions can be found in the takeover-bid circular, and viewers are directed to the “Statements Regarding Forward-Looking Information” in that document.

KINROSS

Aurelian Resources Inc.

00:00:16               A commitment to responsible mining in Ecuador.

00:00:20               On July 24, 2008 Kinross Gold and Aurelian Resources announced a friendly offer by Kinross to acquire all outstanding shares of Aurelian.

00:00:23               For each Aurelian common share, Kinross is offering: 0.317 of a Kinross share and 0.1429 of a Kinross warrant.

00:00:28               The offer was unanimously approved by the Boards of Directors of both companies.

00:00:32               Kinross Gold CEO Tye Burt discusses the transaction.

00:00:34               Overview of the deal

00:00:37                 TYE BURT:            Mid-July, 2008 two companies, Aurelian and Kinross, reached a crossroads. For Kinross, it was the end of two years of work investigating Ecuador and the deposit, Fruta del Norte, owned by Aurelian. For Aurelian, it meant the culmination of several weeks of negotiation on a price, an offer to shareholders of Aurelian.

00:00:56                The result of all that was an announcement on July 24th, which saw a superior and high-priced offer from Kinross to Aurelian shareholders, offering a share exchange into Kinross stock for your shares of Aurelian.

00:01:10              An attractive offer

00:01:13                The offer price was very significant in terms of its upfront payment in Kinross shares, and included a portion of a warrant on Kinross future growth. We think this should be attractive to Aurelian shareholders for a number of reasons. One, the high premium, one of the highest paid for such early stage ounces in our industry.

00:01:32                Second, the participation in the warrant. That fraction of a warrant, when added together, offers a chance to buy Kinross shares in the future for some five years. We think with our growth prospects, that will be in the money early in that period and offer significant value upside.

00:01:47                Third, Kinross itself is going through a re-rating today. Our assets are growing, our cash flow is growing, and as we bring on three large, new construction projects – the fastest growth rate among the major gold companies. Finally, Fruta del Norte itself has a much higher likelihood of being developed successfully in the hands of an experienced, senior company like Kinross.

00:02:10               Why Kinross?

00:02:13                We think Kinross, with a track record of successfully building projects, with a track record of good community relations and excellent government cooperation, a track record of dealing with indigenous people, a track record of financing our projects successfully brings a lot to the table, and assures that Fruta del Norte will get the attention, the priority, and the commitment that it requires to move forward successfully.

00:02:36               Kinross: a balanced portfolio of mines

00:02:38                Today, Kinross has a portfolio of mines, nine mines in five countries, primarily in South America, North America, and, now, in Eastern Russia. That means that our reserves are spread in what we believe are politically attractive countries.

00:02:52                40 per cent of our reserves are in Brazil, 40 per cent of our reserves are in Chile, 13 per cent in the United States, 8 per cent in Russia, and growing a presence in Mexico.

00:03:03               A “win-win-win” transaction

00:03:06                We think this transaction is a “win-win-win”. A win for Aurelian shareholders through a significant upfront premium and a long-term participation in a highly liquid gold stock –  Kinross shares – plus participation through a warrant in the future growth in those shares, growth which has outpaced the other majors for the two years.

00:03:26                Secondly, a win for Kinross shareholders. The prospect of the medium-term development of a new addition to our growth pipeline, the FDN deposit. Third, a win for the people of Ecuador and the communities surrounding Fruta del Norte.

00:03:39                With Kinross’ track record and corporate social responsibility, and a very recent demonstration, both in Chile, in Brazil, and in Russia, of our ability to deal with indigenous people in the communities in which they live and work makes us uniquely qualified to be the developer of the Fruta del Norte project over the medium-term.

00:04:00               Offer open until September 3, 2008

00:04:02                The details of the tender process for accepting Kinross’ offer are outlined in our circular, which was mailed out in late July. You’ll notice in the circular that there are conditions to our offer, and also that there’s a bid deadline of 6:00 pm on September the 3rd.

00:04:18                We’d urge you to tender your shares earlier than that in order to expedite tendering, but would note that you can withdraw those shares should there be another alternative.

00:04:26               Questions?

00:04:29                If you have any more questions about Kinross or this proposal, we’d urge you to look at our website, Kinross.com, for information about the company, and the offer itself. Thank you.

KINROSS

Aurelian Resources Inc.

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                KINROSS-AURELIAN AUGUST 25